Domini Social Investment Trust

532 Broadway, 9th Floor

New York, New York 10012

January 22, 2010

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

        Attn.: Ms. Patricia Williams

Re:	Domini Social Investment Trust
Registration Statement on From N-14 (File No. 333-163831)

Dear Ms. Williams:

In response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Registration Statement on Form N-14 filed by Domini Social Investment Trust (the “Registrant”) on December 18, 2009 (the “Registration Statement”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)       the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)       Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

(c)       the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

Domini Social Investment Trust

By:	/s/ Carole M. Laible
Authorized Officer